

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Daniel Wong
Chief Executive Officer
Bridgetown 2 Holdings Ltd
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

       Re: Bridgetown 2 Holdings Ltd
          Form S-1 Filed December 31, 2020
          File No. 333-251860

Dear Mr. Wong:

     We have reviewed your registration statement and have the following comment.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 Filed December 31, 2020

General

1.   We note Bridgetown 2 LLC was formed "as a collaboration between Pacific Century and Thiel Capital." Please summarize the terms of the arrangement or agreement governing the collaboration. We also note the 2 paragraphs on pages 3 and 4 identifying and quantifying high-profile investments by Thiel Capital. Please revise to balance this disclosure with statements (1) clarifying why you believe the highlighted information is relevant to you, especially in light of the statement that you "may not seek to draw upon Thiel Capital's network and relationships to provide access to deal prospects" and (2) cautioning investors against assuming that such prior performance is necessarily indicative of your future results. In this regard, it is unclear why you believe you "may also potentially benefit" from Thiel Capital's network and relationships in identifying targets for an initial business combination. It is also unclear whether you compete with Bridgetown 1 in seeking potential benefits from Thiel Capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-661-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction